United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  February 2003


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        (Check One) Form 20-F X  Form 40-F
                                             ---           ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               (Check One) Yes    No X
                                              ---   ---

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

[COMPANHIA VALE DO RIO DOCE LOGO]                                  Press Release


                   CVRD acquires Norwegian ferroalloy company

Rio de Janeiro, February 3, 2003 - Companhia Vale do Rio Doce (CVRD) announces that it has signed a contract to acquire 100% of the capital of Elkem Rana AS
(Rana), a wholly-owned subsidiary of Elkem ASA, a Norwegian company, for a total of US$ 17.6 million, subject to certain working capital adjustments. The closing on the sale and acquisition is subject to competition clearance by the Federal Cartel Office in Germany.

Rana, which will change its name to Rio Doce Manganese Norway AS, has a plant located in an industrial park in Mo i Rana, Norway, where ferrochrome was produced until June 2002. The plant will be converted to produce manganese ferroalloys from 2003 onwards. The company has no debt and its cash holdings amounts to approximately US$ 7 million.

The deal facilitates CVRD's plan to expand its ferroalloy business in Continental Europe, where its wholly-owned subsidiary Rio Doce Manganese Europe
(RDME) already operates a manganese ferroalloys plant in Dunkerque, France.

CVRD is a leading player in the global manganese and ferroalloy market. It owns and operates four manganese mines (Azul, Urucum, Morro da Mina and MMN) and seven ferroalloy plants (Corumba, Santa Rita, Barbacena, Rancharia, Sao Joao Del Rey, Sibra and RDME). Annual production capacity totals 2.3 million tons of manganese ore, 450,000 tons of manganese ferroalloys and 25,000 tons of calcium silicon alloy.

The acquisition of Rana will strengthen CVRD's position in the world ferroalloy marketplace and highlights its commitment as a supplier of high quality raw materials (iron ore, pellets and ferroalloys) to the steel industry around the globe.

CVRD's strategy is focused on the exploration of its organic growth opportunities. However, CVRD will continue to engage in efforts aimed at identifying and pursuing acquisition opportunities that will create value for its shareholders, as is the case of Rana . Therefore, the acquisition of Rana is consistent with CVRD strategic plan.

--------------------------------------------------------------------------------

                                        For further information, please contact:
   Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
         Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                     Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                      (Registrant)


Date: February 3, 2003

                                            By: /s/ Fabio de Oliveira Barbosa
                                                ------------------------------
                                                  Fabio de Oliveira Barbosa
                                                  Chief Financial Officer